UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6‑K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a‑16 OR 15d‑16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6‑K dated January 26, 2017

Commission File Number:  1‑13546

STMicroelectronics N.V.
(Name of Registrant)

WTC Schiphol Airport
Schiphol Boulevard 265
1118 BH Schiphol Airport
The Netherlands

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20‑F or Form 40‑F:

Form 20‑F ☒ Form 40‑F ☐

Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S‑T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S‑T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3‑2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3‑2(b):  82‑ __________

Enclosure:  A press release dated January 26, 2017 announcing STMicroelectronics’ 2016 Fourth Quarter and Full Year Financial Results.

PR No. C2810C

STMicroelectronics Reports 2016 Fourth Quarter
and Full Year Financial Results

•	Fourth quarter net revenues up 3.5% sequentially and 11.5% year-over-year
•	Fourth quarter gross margin of 37.5%, above our guidance, drives operating margin before impairment and restructuring(1) to 8.2%
•	2016 net revenues of $6.97 billion; net income of $165 million, free cash flow(1) of $312 million

Geneva, January 26, 2017 - STMicroelectronics (NYSE: STM), a global semiconductor leader serving customers across the spectrum of electronics applications, reported financial results for the fourth quarter and full year ended December 31, 2016.

Fourth quarter net revenues totaled $1.86 billion, gross margin was 37.5%, and net earnings were $112 million or $0.13 per share.

“In the fourth quarter we continued to see sustained demand, resulting in revenues and gross margin better than the midpoint of our guidance. Net revenues grew 3.5% sequentially and 11.5% year-over-year; our gross margin of 37.5% increased substantially both sequentially and year-over-year,” commented Carlo Bozotti, STMicroelectronics President and Chief Executive Officer.

“In 2016, revenues grew 1.1% compared to 2015. After a weak start to the year, reflecting both market and specific product transitions, revenues grew 6.5% in the second half of 2016 compared to the same period one year earlier. Importantly, by leveraging our strategic focus on Smart Driving and Internet of Things, we recorded year-over-year sales growth in the second half of 2016 across all of our product groups excluding discontinued businesses. Throughout 2016 we also further strengthened our technology and product portfolio, accelerating innovation and time-to-market to reinforce our leadership. Overall, we have improved our operating profitability through the combination of revenue growth, gross margin expansion and operating expense control.”

U.S. GAAP (Million US$)	Q4 2016	Q3 2016	Q4 2015	FY 2016	FY 2015
Net Revenues	1,859	1,797	1,668	6,973	6,897
Gross Margin	37.5%	35.8%	33.5%	35.2%	33.8%
Operating Income	129	90	25	214	109
Net Income attributable to parent company	112	71	2	165	104
Net cash from operating activities	378	330	245	1,039	842

Non-U.S. GAAP(1) (Million US$)	Q4 2016	Q3 2016	Q4 2015	FY 2016	FY 2015
Operating Income before impairment & restructuring charges	153	119	29	307	174
Free cash flow	135	100	148	312	327
Net financial position	513	464	494	513	494
(1) Non-U.S. GAAP measure. See Appendix for reconciliation to U.S. GAAP and additional information explaining why the Company believes these measures are important.

Quarterly Financial Summary by Product Group

Product Group Revenues (Million US$)	Q4 2016	Q3 2016	Q4 2015	FY 2016	FY 2015
Automotive and Discrete Group (ADG)	716	704	637	2,813	2,731
Analog and MEMS Group (AMG)	436	403	370	1,584	1,671
Microcontrollers and Digital ICs Group (MDG)	610	587	614	2,285	2,292
Others (a)	97	103	47	291	203
Total	1,859	1,797	1,668	6,973	6,897
(a)	Net revenues of “Others” includes revenues from sales of Imaging Product Division, Subsystems, assembly services, and other revenue.

Fourth Quarter Review

Fourth quarter net revenues increased 3.5% sequentially to $1.86 billion, 30 basis points above the midpoint of the Company’s guidance. Analog and MEMS Group (AMG) revenues increased 8.2% sequentially driven by MEMS and analog products. Microcontrollers and Digital ICs Group (MDG) revenues increased 3.8% on a sequential basis driven by microcontrollers, memories and digital products. Automotive and Discrete Group (ADG) revenues increased 1.7% on a sequential basis driven by automotive microcontrollers and power discrete products.

On a year-over-year basis, fourth quarter net revenues increased 11.5% on strong growth across most product families. Analog and MEMS Group (AMG) revenues increased 17.8% compared to the year-ago period driven by both strong growth in MEMS and recovery in Analog. Automotive and Discrete Group (ADG) revenues increased 12.5% compared to the year-ago period driven by double-digit growth for both automotive and power discrete products. Microcontrollers and Digital ICs Group (MDG) revenues decreased 0.8% mainly due to lower sales of secure microcontrollers and discontinued businesses.

By region of shipment, Asia Pacific and EMEA grew revenues sequentially 5.5% and 1.4%, respectively, while the Americas was lower by 1.1%. On a year-over-year basis, Asia Pacific and EMEA grew 18.2% and 5.7%, respectively, while the Americas decreased by 2.8%.

Fourth quarter gross profit was $698 million. The gross margin was 37.5%, 50 basis points above the midpoint of the Company’s guidance, and included about 20 basis points of unused capacity charges. On a sequential basis, gross margin increased 170 basis points on improved manufacturing efficiencies, lower unused capacity charges and improved product mix partially offset principally by normal price pressure.

Combined R&D and SG&A expenses were $570 million, increasing by $28 million on a sequential basis, mainly due to seasonality and increased level of R&D activity.

Fourth quarter other income and expenses, net, registered income of $25 million compared to $18 million in the prior quarter mainly due to higher R&D funding.

Impairment and restructuring charges in the fourth quarter were $24 million compared to $29 million in the prior quarter, both mostly related to the set-top box restructuring plan announced in January 2016. The Company continued to make progress on its restructuring of the set-top box business. Exiting 2016, the restructuring plan was on track and achieved about $110 million of the total $170 million of targeted annualized savings expected upon completion.

Fourth quarter operating income was $129 million compared to $90 million and $25 million in the prior quarter and year-ago quarter.

Fourth quarter operating income and operating margin before impairment and restructuring charges(1) improved sequentially to $153 million and 8.2% of revenues, respectively, from $119 million and 6.6%, respectively, mainly due to higher revenues and gross profit partially offset by higher operating expenses. On a year-over-year basis, operating income before impairment and restructuring charges improved by $124 million mainly due to higher revenues, improved product mix, manufacturing efficiencies and fab loading.

Fourth quarter net income was $112 million, equivalent to $0.13 per share, compared to net income of $71 million in the prior quarter and net income of $2 million in the year-ago quarter.

Full Year 2016 Review

Net revenues for the full year 2016 increased 1.1% to $6.97 billion from $6.90 billion in 2015. Net revenues, excluding businesses undergoing a phase-out (mobile legacy products, camera modules and set-top box), increased 2.4% with strong growth in specialized image sensors and solid growth in automotive and microcontrollers partially offset by market softness earlier in the year in both analog and power discrete sales for the computer peripheral market, and in MEMS sales for the smartphone market.

Full year 2016 gross margin improved 140 basis points to 35.2% from 33.8% in 2015 mainly benefiting from manufacturing efficiencies, favorable currency effects, net of hedging, lower unused capacity charges and improved product mix partially offset by normal price pressure.

Operating income increased substantially in 2016 to $214 million from $109 million in 2015. Similarly, operating income before impairment and restructuring charges(1) also increased sharply to $307 million, compared to $174 million in 2015 reflecting favorable currency effects, net of hedging, manufacturing efficiencies, improved product mix, and lower operating expenses partially offset mainly by price pressure and lower R&D grants. By product group, in 2016 both ADG and MDG operating performance improved in comparison to 2015 while AMG operating result decreased mainly due to lower sales.

Combined R&D and SG&A expenses decreased 3.2% to $2.25 billion compared to $2.32 billion in 2015 mainly reflecting lower R&D costs due to favorable currency effects, net of hedging, the benefits of the set-top box restructuring plan, and the savings plan completed in 2015.

Other income and expenses, net, registered income of $99 million compared to $164 million in 2015 mainly due to a lower level of R&D grants.

Impairment and restructuring charges were $93 million in 2016 compared to $65 million in 2015 and principally related to the set-top box restructuring plan.

Full Year 2016 net income increased 58% to $165 million, equivalent to $0.19 per share, compared to net income of $104 million, or $0.12 per share for the full year 2015.

Cash Flow and Balance Sheet Highlights

Net cash from operating activities was $378 million and $1.04 billion for the fourth quarter and full year 2016, respectively. Full Year 2015 net cash from operating activities was $842 million.

(1)Non-U.S. GAAP measure. See Appendix for additional information and reconciliation to U.S. GAAP.

Capital expenditure payments, net of proceeds from sales, were $228 million and $607 million during the fourth quarter and full year of 2016, respectively. Full year 2015 capital expenditures were $467 million. Combined capital expenditures for the years 2015-2016 were 7.7% as a percentage of combined net revenues.

Free cash flow(1) was $135 million and $312 million (or $390 million before the NFC and RFID reader assets acquisition of $78 million) during the fourth quarter and full year of 2016, respectively. Full year 2015 free cash flow was $327 million.

Inventory was $1.17 billion at quarter end, down 5.3% from the prior quarter. Inventory in the fourth quarter of 2016 was at 4.0 turns or 90 days compared to 3.7 turns or 97 days in the third quarter.

The Company paid cash dividends to shareholders of $53 million and $251 million for the fourth quarter and full year 2016, respectively.

ST’s total financial resources equaled $1.96 billion and total financial debt was $1.45 billion at December 31, 2016. ST’s net financial position(1) was $513 million at December 31, 2016 compared to $464 million at October 1, 2016.

Total equity, including non-controlling interest, was $4.60 billion at December 31, 2016.

First Quarter 2017 Business Outlook

Mr. Bozotti commented, “Based on market forecasts, a positive booking trend, and a strong point-of-sales performance at our distributors, we see the momentum of the second half of 2016 to continue entering 2017.

“Based on these factors, we expect our first quarter to reflect better than normal seasonality, with a sequential net revenues decline of about 2.4% at the midpoint. On a year-over year basis, this would translate into a net revenues growth of about 12.5% at the mid-point. We expect a gross margin of about 37.0% at the midpoint.

“In order to support ST’s innovative product portfolio and to fuel significant revenue growth in 2017 and beyond, particularly from new specialized technologies and products, we expect to invest approximately $1 billion to $1.1 billion in 2017. Specifically, the Company is investing in 300mm front-end manufacturing and in back-end assembly and test to support new products. In particular, we anticipate a newly won program to ramp with substantial revenues in the second half of 2017.”

The Company expects first quarter 2017 revenues to decrease about 2.4% on a sequential basis, plus or minus 3.5 percentage points. Gross margin in the first quarter is expected to be about 37.0% plus or minus 2.0 percentage points.

This outlook is based on an assumed effective currency exchange rate of approximately $1.08 = €1.00 for the 2017 first quarter and includes the impact of existing hedging contracts. The first quarter will close on April 1, 2017.

(1)Non-U.S. GAAP measure. See Appendix for additional information and reconciliation to U.S. GAAP.

Q4 2016 – Product and Technology Highlights

Automotive and Discrete Group (ADG)
•	Earned a design win for a surround-view ADAS system-on-chip with a top Japanese Tier1;
•	Landed an important win in vehicle-to-vehicle (V2V) communication from a global car maker;
•	Recorded numerous design wins for automotive-grade rectifiers and protection devices to be used in powertrain, on-board charging, safety, and high-speed data-line networks;
•	Captured wins for several 32-bit Power Architecture-based microcontrollers for a premium electric vehicle;
•	Awarded a win for a valve driver for transmission applications from a European market leader;
•
Continued good expansion of voltage-regulator business with a win in an alternator from an important Japanese customer and for a voltage regulator and power driver for engine management from a Korean customer;

•	Maintained growth in the 7th-generation VIPower family of high-side switches for body-control-module applications at major European Tier1s;
•	Earned major awards for low-voltage advanced trench MOSFETs from several European Tier1s;
•	Started production of Accordo2 for Bluetooth radios being manufactured by several major Tier1s to be used in entry-level cars by multiple OEMs;
•
Announced next-generation Accordo processor for in-vehicle infotainment applications covering applications such as head units, audio/video navigation, and digital cluster with smartphone-mirroring functionality;

•	Signed a strategic partnership with Valens around innovative high-speed in-car connectivity for infotainment, road safety, and automotive-control content;
•	Signed an important strategic agreement with a major global premium-audio maker;
•	Won a socket for intelligent power modules in a white-goods application;
•	Expanded penetration of very high voltage MDMesh MOSFETs in chargers for mobile applications and adapters for home appliances;
•	Registered important design wins for RF tunable capacitors from multiple Chinese smartphone markets leaders;
•	Collected wins in the air-conditioning market for ultrafast power diodes.

Analog and MEMS Group (AMG)
In MEMS and Sensors:
•	Gained market share with our ultra-low-power 6-axis inertial measurement unit, gyroscope for optical image stabilization, and pressure sensors in Smartphones and Wearables worldwide;
•	Continued to grow in automotive and industrial MEMS Market with strong demand for multi-axis gyroscope for car navigation systems;
•	Introduced SensorTile, a miniaturized wireless multisensor module that eases and accelerates new IoT-application development;
•	Strengthened our position for new Android-Nougat-based products by earning Google DayDream and Tango certification for our latest-generation 6-axis inertial measurement unit;
•	Agreed with Microvision to co-market MEMS mirror-based laser beam scanning solution for Internet of Things and automotive applications.

In Analog:
•
Captured design wins with both SPIRIT1 subGHz and Bluetooth Low Energy wireless solutions for Smart Home and Smart Things applications, including infrared sensors, heater allocators, and presence sensors from manufacturers in Europe;

•	Ramped quickly Power Line Modems for the energy meter of a major European utility;
•	Benefited from strong customer engagement to gain share in HDD market with power solutions;
•	Revealed a cooperative effort with WiTricity to develop innovative IC solutions for resonant wireless power transfer;
•	Announced an economical, low-power high-reliable disposable wearable wireless biosensor platform we developed with HMicro;
•	Received Sigfox certification of a new low-power long-range radio chip in the SPIRIT1 family that extends the reach of the IoT;
•	Earned several design wins with fast battery chargers from Asian smartphone manufacturers.

Microcontrollers and Digital ICs Group (MDG)
•	Unveiled the STM32H7 series of microcontrollers delivering record performance and advanced secure services for the IoT;
•	Introduced new STM32F7 lines and a new Discovery Kit, based on the STM32F769;
•	Extended the STM32F4 Access Lines targeting always-on sensor acquisition and general-purpose industrial applications with highly featured STM32F413 and STM32F423;
•	Began delivering STM32L0 to USI for their low-cost stand-alone LPWAN module supporting LoRaWAN;
•	Ramped production of the ST33G1M2 secure MCU for a leading smartphone manufacturer;
•	Expanded the STSAFE secure element family with latest Trusted Platform Modules (TPMs);
•	Received certification for the ST33J2M0 secure MCU from the CFA (China Financial Authentication) for mobile payments in China;
•	Won sockets for ST25 dynamic NFC tag in a Home Gateway and Wi-Fi Router at a major consumer OEM;
•	Started production ramp of a WLCSP EEPROM for a major Japanese smartphone camera module OEM;
•	Achieved record quarterly volume shipment of memory ICs;
•	Won multiple new designs in 55nm BiCMOS process technology at a leading optical module manufacturer for next-generation 400G on-board transceivers;
•	Landed first design win in 7nm FinFET technology from a leading long-haul optical-cable supplier;
•	Released 28-FD-SOI ASIC to production for a key customer.

Imaging Product Division (IMD)
•	Expanded market leadership in Time-of-Flight ranging sensors with additional design wins and growing volume shipments to multiple leading smartphone manufacturers.

Use of Supplemental Non-U.S. GAAP Financial Information

This press release contains supplemental non-U.S. GAAP financial information, including operating income (loss) before impairment and restructuring charges, operating margin before impairment and restructuring charges, adjusted net earnings per share, free cash flow and net financial position.

Readers are cautioned that these measures are unaudited and not prepared in accordance with U.S. GAAP and should not be considered as a substitute for U.S. GAAP financial measures. In addition, such non-U.S. GAAP financial measures may not be comparable to similarly titled information from other companies.

See the Appendix of this press release for a reconciliation of the Company’s non-U.S. GAAP financial measures to their corresponding U.S. GAAP financial measures. To compensate for these limitations, the supplemental non-U.S. GAAP financial information should not be read in isolation, but only in conjunction with the Company’s consolidated financial statements prepared in accordance with U.S. GAAP.

Forward-looking information

Some of the statements contained in this release that are not historical facts are statements of future expectations and other forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933 or Section 21E of the Securities Exchange Act of 1934, each as amended) that are based on management’s current views and assumptions, and are conditioned upon and also involve known and unknown risks and uncertainties that could cause actual results, performance, or events to differ materially from those anticipated by such statements, due to, among other factors:

•	Uncertain macro-economic and industry trends, which may impact end-market demand for our products;
•	Customer demand that differs from projections;
•	The ability to design, manufacture and sell innovative products in a rapidly changing technological environment;
•
Unanticipated events or circumstances, which may impact our ability to execute the planned reductions in our net operating expenses and / or meet the objectives of our R&D Programs, which benefit from public funding;

•
Changes in economic, social, labor, political, or infrastructure conditions in the locations where we, our customers, or our suppliers operate, including as a result of macro-economic or regional events, military conflicts, social unrest, labor actions, or terrorist activities;

•
The Brexit vote and the perceptions as to the impact of the withdrawal of the U.K. may adversely affect business activity, political stability and economic conditions in the U.K., the Eurozone, the EU and elsewhere. While we do not have material operations in the U.K. and have not experienced any material impact from Brexit on our underlying business to date, we cannot predict its future implications;

•	Financial difficulties with any of our major distributors or significant curtailment of purchases by key customers;
•	The loading, product mix, and manufacturing performance of our production facilities;
•
The functionalities and performance of our IT systems, which support our critical operational activities including manufacturing, finance and sales, and any breaches of our IT systems or those of our customers or suppliers;

•	Variations in the foreign exchange markets and, more particularly, the U.S. dollar exchange rate as compared to the Euro and the other major currencies we use for our operations;
•	The impact of intellectual property (“IP”) claims by our competitors or other third parties, and our ability to obtain required licenses on reasonable terms and conditions;
•	The ability to successfully restructure underperforming business lines and associated restructuring charges and cost savings that differ in amount or timing from our estimates;
•
Changes in our overall tax position as a result of changes in tax laws, the outcome of tax audits or changes in international tax treaties which may impact our results of operations as well as our ability to accurately estimate tax credits, benefits, deductions and provisions and to realize deferred tax assets;

•	The outcome of ongoing litigation as well as the impact of any new litigation to which we may become a defendant;
•	Product liability or warranty claims, claims based on epidemic or delivery failure, or other claims relating to our products, or recalls by our customers for products containing our parts;
•	Natural events such as severe weather, earthquakes, tsunamis, volcano eruptions or other acts of nature, health risks and epidemics in locations where we, our customers or our suppliers operate;
•	Availability and costs of raw materials, utilities, third-party manufacturing services and technology, or other supplies required by our operations; and
•	Industry changes resulting from vertical and horizontal consolidation among our suppliers, competitors, and customers.

Such forward-looking statements are subject to various risks and uncertainties, which may cause actual results and performance of our business to differ materially and adversely from the forward-looking statements. Certain forward-looking statements can be identified by the use of forward looking terminology, such as “believes,” “expects,” “may,” “are expected to,” “should,” “would be,” “seeks” or “anticipates” or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by discussions of strategy, plans or intentions.

Some of these risk factors are set forth and are discussed in more detail in “Item 3. Key Information — Risk Factors” included in our Annual Report on Form 20-F for the year ended December 31, 2015, as filed with the SEC on March 16, 2016. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this release as anticipated, believed, or expected. We do not intend, and do not assume any obligation, to update any industry information or forward-looking statements set forth in this release to reflect subsequent events or circumstances.

STMicroelectronics Conference Call and Webcast Information

The management of STMicroelectronics will conduct a live webcast of its conference call on January 26, 2017 at 9:30 a.m. Central European Time (CET) / 3:30 a.m. U.S. Eastern Time (ET) / 12:30 a.m. U.S. Pacific Time (PT), to discuss performance for the fourth quarter and full year of 2016.
The live webcast of the conference call will be available by accessing http://investors.st.com. Those accessing the webcast should go to the Web site at least 15 minutes prior to the call, in order to register, download and install any necessary audio software. The webcast will be available until February 10, 2017.

About STMicroelectronics
ST is a global semiconductor leader delivering intelligent and energy-efficient products and solutions that power the electronics at the heart of everyday life. ST’s products are found everywhere today, and together with our customers, we are enabling smarter driving and smarter factories, cities and homes, along with the next generation of mobile and Internet of Things devices. By getting more from technology to get more from life, ST stands for life.augmented.

In 2016, the Company’s net revenues were $6.97 billion, serving more than 100,000 customers worldwide. Further information can be found at www.st.com

For further information, please contact:
INVESTOR RELATIONS:
Tait Sorensen
Group VP, Investor Relations
STMicroelectronics
Tel: +1 602 485 2064
tait.sorensen@st.com

MEDIA RELATIONS:
Nelly Dimey
Director, Corporate Media and Public Relations
Tel: + 33 1 58 07 77 85
nelly.dimey@st.com

STMicroelectronics N.V.
Consolidated Statements of Income
(in millions of U.S. dollars, except per share data ($))

	Three Months Ended
	(Unaudited)	(Unaudited)
	December 31,	December 31,
	2016	2015

Net sales	1,846	1,664
Other revenues	13	4
NET REVENUES	1,859	1,668
Cost of sales	(1,161)	(1,109)
GROSS PROFIT	698	559
Selling, general and administrative	(230)	(231)
Research and development	(340)	(352)
Other income and expenses, net	25	53
Impairment, restructuring charges and other related closure costs	(24)	(4)
Total Operating Expenses	(569)	(534)
OPERATING INCOME	129	25
Interest expense, net	(5)	(6)
Income (loss) on equity-method investments	(1)	1
INCOME BEFORE INCOME TAXES AND NONCONTROLLING INTEREST	123	20
Income tax expense	(9)	(17)
NET INCOME	114	3
Net loss (income) attributable to noncontrolling interest	(2)	(1)
NET INCOME ATTRIBUTABLE TO PARENT COMPANY	112	2

EARNINGS PER SHARE (BASIC) ATTRIBUTABLE TO PARENT COMPANY STOCKHOLDERS	0.13	-
EARNINGS PER SHARE (DILUTED) ATTRIBUTABLE TO PARENT COMPANY STOCKHOLDERS	0.13	-

NUMBER OF WEIGHTED AVERAGE SHARES USED IN CALCULATING DILUTED EARNINGS PER SHARE	888.9	882.1

STMicroelectronics N.V.
Consolidated Statements of Income
(in millions of U.S. dollars, except per share data ($))

	Twelve Months Ended
	(Unaudited)	(Audited)
	December 31,	December 31,
	2016	2015

Net sales	6,944	6,866
Other revenues	29	31
NET REVENUES	6,973	6,897
Cost of sales	(4,518)	(4,565)
GROSS PROFIT	2,455	2,332
Selling, general and administrative	(911)	(897)
Research and development	(1,336)	(1,425)
Other income and expenses, net	99	164
Impairment, restructuring charges and other related closure costs	(93)	(65)
Total Operating Expenses	(2,241)	(2,223)
OPERATING INCOME	214	109
Interest expense, net	(20)	(22)
Income (loss) on equity-method investments	7	2
INCOME BEFORE INCOME TAXES AND NONCONTROLLING INTEREST	201	89
Income tax benefit (expense)	(31)	21
NET INCOME	170	110
Net loss (income) attributable to noncontrolling interest	(5)	(6)
NET INCOME ATTRIBUTABLE TO PARENT COMPANY	165	104

EARNINGS PER SHARE (BASIC) ATTRIBUTABLE TO PARENT COMPANY STOCKHOLDERS	0.19	0.12
EARNINGS PER SHARE (DILUTED) ATTRIBUTABLE TO PARENT COMPANY STOCKHOLDERS	0.19	0.12

NUMBER OF WEIGHTED AVERAGE SHARES USED IN CALCULATING DILUTED EARNINGS PER SHARE	886.3	880.6

STMicroelectronics N.V.
CONSOLIDATED BALANCE SHEETS
As at	December 31,	October 01,	December 31,
In millions of U.S. dollars	2016	2016	2015
	(Unaudited)	(Unaudited)	(Audited)
ASSETS
Current assets:
Cash and cash equivalents	1,629	1,675	1,771
Restricted cash	-	-	4
Marketable securities	335	342	335
Trade accounts receivable, net	939	1,009	820
Inventories	1,173	1,238	1,251
Deferred tax assets	95	83	91
Assets held for sale	-	1	1
Other current assets	311	377	407
Total current assets	4,482	4,725	4,680
Goodwill	116	119	76
Other intangible assets, net	195	199	166
Property, plant and equipment, net	2,287	2,289	2,321
Non-current deferred tax assets	437	465	436
Long-term investments	57	57	57
Other non-current assets	434	424	459
	3,526	3,553	3,515
Total assets	8,008	8,278	8,195

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt	117	117	191
Trade accounts payable	620	674	525
Other payables and accrued liabilities	750	728	703
Dividends payable to stockholders	59	112	97
Deferred tax liabilities	-	-	2
Accrued income tax	42	45	42
Total current liabilities	1,588	1,676	1,560
Long-term debt	1,334	1,436	1,421
Post-employment benefit obligations	347	362	351
Long-term deferred tax liabilities	9	8	12
Other long-term liabilities	134	151	158
	1,824	1,957	1,942
Total liabilities	3,412	3,633	3,502
Commitment and contingencies
Equity
Parent company stockholders’ equity
Common stock (preferred stock: 540,000,000 shares authorized, not issued; common stock: Euro 1.04 nominal value, 1,200,000,000 shares authorized, 911,030,420 shares issued, 883,410,506 shares outstanding)	1,157	1,157	1,157
Capital surplus	2,818	2,806	2,779
Retained earnings	431	320	525
Accumulated other comprehensive income	371	540	460
Treasury stock	(242)	(243)	(289)
Total parent company stockholders’ equity	4,535	4,580	4,632
Noncontrolling interest	61	65	61
Total equity	4,596	4,645	4,693
Total liabilities and equity	8,008	8,278	8,195

STMicroelectronics N.V.
SELECTED CASH FLOW DATA

Cash Flow Data (in US$ millions)	Q4 2016	Q3 2016	Q4 2015

Net Cash from operating activities	378	330	245
Net Cash used in investing activities	(243)	(230)	(98)
Net Cash used in financing activities	(163)	(107)	(239)
Net Cash decrease	(46)	(7)	(98)

Selected Cash Flow Data (in US$ millions)	Q4 2016	Q3 2016	Q4 2015

Depreciation & amortization	161	172	194
Net payment for Capital expenditures	(228)	(143)	(89)
Dividends paid to stockholders	(53)	(53)	(92)
Change in inventories, net	35	30	(11)

Appendix
STMicroelectronics
Supplemental Financial Information

In the first quarter of 2016, ST realigned its product families into three product groups to better leverage the product synergies around its strategic focus on Smart Driving and Internet of Things applications: Automotive and Discrete Group (ADG); Analog and MEMS Group (AMG) and Microcontrollers and Digital ICs Group (MDG). MDG includes ST’s set-top-box business which is currently undergoing a restructuring targeting annualized savings of $170 million upon completion. All prior-period amounts have been retrospectively aligned to the 2016 reporting segments.

Product Group Data (Million US$)	Q4 2016	Q3 2016	Q2 2016	Q1 2016	FY 2016	Q4 2015	Q3 2015	Q2 2015	Q1 2015	FY 2015
Automotive & Discrete (ADG)
- Net Revenues	716	704	721	671	2,813	637	706	714	674	2,731
- Operating Income	53	58	61	39	211	44	68	46	36	194
Analog & MEMS (AMG)
- Net Revenues	436	403	376	369	1,584	370	411	445	445	1671
- Operating Income	41	23	1	2	67	8	34	30	37	109
Microcontrollers & Digital ICs (MDG)
- Net Revenues	610	587	556	532	2,285	614	590	558	530	2,292
- Operating Income (Loss)	59	44	9	(3)	108	36	22	(1)	(28)	29
Others (a)
- Net Revenues	97	103	50	41	291	47	57	43	56	203
- Operating Income (Loss)	(24)	(35)	(43)	(71)	(172)	(63)	(33)	(63)	(64)	(223)
Total
- Net Revenues	1,859	1,797	1,703	1,613	6,973	1,668	1,764	1,760	1,705	6,897
- Operating Income (Loss)	129	90	28	(33)	214	25	91	12	(19)	109
(a)
Net revenues of “Others” includes revenues from sales of Imaging Product Division, Subsystems, assembly services, and other revenue. Operating income (loss) of “Others” includes items such as unused capacity charges, impairment, restructuring charges and other related closure costs, phase out and start-up costs, and other unallocated expenses such as: strategic or special research and development programs, certain corporate-level operating expenses, patent claims and litigations, and other costs that are not allocated to product groups, as well as operating earnings of the Imaging Product Division, Subsystems and other products. “Others” includes $4 million, $11 million, $8 million, $10 million, $30 million, $6 million, $9 million and $19 million of unused capacity charges in the fourth, third, second and first quarters of 2016 and 2015, respectively; and $24 million, $29 million, $12 million, $28 million, $4 million, $11 million, $21 million and $29 million of impairment, restructuring charges, and other related closure costs in the fourth, third, second and first quarters of 2016 and 2015, respectively.

	Q4 2016	Q3 2016	Q2 2016	Q1 2016	FY 2016	Q4 2015	Q3 2015	Q2 2015	Q1 2015	FY 2015
€/$ Effective Rate	1.10	1.12	1.12	1.10	1.11	1.11	1.16	1.17	1.23	1.17

Net Revenues By Market Channel (%)	Q4 2016	Q3 2016	Q2 2016	Q1 2016	FY 2016	Q4 2015	Q3 2015	Q2 2015	Q1 2015	FY 2015
Total OEM	67%	67%	66%	67%	67%	67%	67%	67%	70%	68%
Distribution	33%	33%	34%	33%	33%	33%	33%	33%	30%	32%

(Appendix – continued)
STMicroelectronics
Supplemental Non-U.S. GAAP Financial Information
U. S. GAAP – Non-U.S. GAAP Reconciliation
In Million US$ Except Per Share Data

The supplemental non-U.S. GAAP information presented in this press release is unaudited and subject to inherent limitations. Such non-U.S. GAAP information is not based on any comprehensive set of accounting rules or principles and should not be considered as a substitute for U.S. GAAP measurements. Also, our supplemental non-U.S. GAAP financial information may not be comparable to similarly titled non-U.S. GAAP measures used by other companies. Further, specific limitations for individual non-U.S. GAAP measures, and the reasons for presenting non-U.S. GAAP financial information, are set forth in the paragraphs below. To compensate for these limitations, the supplemental non-U.S. GAAP financial information should not be read in isolation, but only in conjunction with our consolidated financial statements prepared in accordance with U.S. GAAP.

Operating income (loss) before impairment and restructuring charges and one-time items is used by management to help enhance an understanding of ongoing operations and to communicate the impact of the excluded items, such as impairment, restructuring charges and other related closure costs. Adjusted net earnings and earnings per share (EPS) are used by management to help enhance an understanding of ongoing operations and to communicate the impact of the excluded items like impairment, restructuring charges and other related closure costs attributable to ST and other one-time items, net of the relevant tax impact.

The Company believes that these non-GAAP financial measures provide useful information for investors and management because they measure the Company’s capacity to generate profits from its business operations, excluding the effect of acquisitions and expenses related to the rationalizing of its activities and sites that it does not consider to be part of its on-going operating results, thereby offering, when read in conjunction with the Company’s GAAP financials, (i) the ability to make more meaningful period-to-period comparisons of the Company’s on-going operating results, (ii) the ability to better identify trends in the Company’s business and perform related trend analysis, and (iii) an easier way to compare the Company’s results of operations against investor and analyst financial models and valuations, which usually exclude these items.

Q4 2016 (US$ millions, except per share data ($))	Gross Profit	Operating Income	Net Earnings	Corresponding EPS
U.S. GAAP	698	129	112	0.13
Impairment & Restructuring		24	24
Estimated Income Tax Effect			1
Non-U.S GAAP	698	153	137	0.15

Q3 2016 (US$ millions, except per share data ($))	Gross Profit	Operating Income	Net Earnings	Corresponding EPS
U.S. GAAP	643	90	71	0.08
Impairment & Restructuring		29	29
Estimated Income Tax Effect			(4)
Non-U.S GAAP	643	119	96	0.11

Q4 2015 (US$ millions, except per share data ($))	Gross Profit	Operating Income	Net Earnings	Corresponding EPS
U.S. GAAP	559	25	2	0.00
Impairment & Restructuring		4	4
Estimated Income Tax Effect			(4)
Non-U.S GAAP	559	29	2	0.00

(Appendix – continued)

Net financial position: resources (debt), represents the balance between our total financial resources and our total financial debt. Our total financial resources include cash and cash equivalents, marketable securities, short-term deposits and restricted cash, and our total financial debt includes short-term borrowings, current portion of long-term debt and long-term debt, all as reported in our consolidated balance sheet. We believe our net financial position provides useful information for investors and management because it gives evidence of our global position either in terms of net indebtedness or net cash position by measuring our capital resources based on cash, cash equivalents and marketable securities and the total level of our financial indebtedness. Net financial position is not a U.S. GAAP measure.

Net Financial Position (in US$ millions)	December 31, 2016	October 1, 2016	December 31, 2015
Cash and cash equivalents	1,629	1,675	1,771
Marketable securities	335	342	335
Total financial resources	1,964	2,017	2,106
Short-term debt	(117)	(117)	(191)
Long-term debt	(1,334)	(1,436)	(1,421)
Total financial debt	(1,451)	(1,553)	(1,612)
Net financial position – Non-U.S. GAAP	513	464	494

Free cash flow is defined as net cash from operating activities minus net cash from (used in) investing activities, excluding payment for purchases (proceeds from the sale of) marketable securities and short-term deposits, restricted cash and net cash variation for joint ventures deconsolidation. We believe free cash flow provides useful information for investors and management because it measures our capacity to generate cash from our operating and investing activities to sustain our operating activities. Free cash flow is not a U.S. GAAP measure and does not represent total cash flow since it does not include the cash flows generated by or used in financing activities. In addition, our definition of free cash flow may differ from definitions used by other companies.

Free cash flow (in US$ millions)	Q4 2016	Q3 2016	Q2 2016	Q1 2016	FY 2016	Q4 2015	Q3 2015	Q2 2015	Q1 2015	FY 2015
Net cash from operating activities	378	330	191	141	1,039	245	225	223	149	842
Net cash used in investing activities	(243)	(230)	(144)	(110)	(727)	(98)	(120)	(190)	(108)	(516)
Payment for purchase and proceeds from sale of marketable securities, investment in short-term deposits, restricted cash and net cash variation for joint ventures deconsolidation	-	-	-	-	-	1	(20)	20	-	1
Free cash flow – Non-U.S. GAAP	135	100	47	31	312	148	85	53	41	327

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date: January 26, 2017	By:	/s/ Carlo Ferro

	Name:	Carlo Ferro
	Title:	Chief Financial Officer Executive Vice President Finance, Legal, Infrastructure and Services